Marsh & McLennan Companies, Inc. 1166 Avenue of the Americas New York, NY 10036 T+ 212 345 5000 www.mmc.com

Stacy Mills
Chief Accounting Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036

Mr. John Spitz and Mr. Michael Volley
Division of Corporation Finance, Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Marsh & McLennan Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-05998

Dear Mr. Spitz and Mr. Volley:

We are providing this letter following the Company’s discussions with the staff of the Securities and Exchange Commission on June 28, 2023 and July 12, 2023 related to Question 3 contained in your letter dated March 16, 2023. The Company will change its consolidated balance sheet presentation by reclassifying cash and cash equivalents held in a fiduciary capacity from an offset to fiduciary liabilities to current assets and reclassifying fiduciary liabilities to current liabilities. The Company will effect this change prospectively in the Company’s Form 10-Q for the period ended June 30, 2023.

The Company’s proposed disclosure to be included in Note 4 (Fiduciary Assets and Liabilities) is provided below:

Reclassification of Fiduciary Assets and Liabilities

In the second quarter of 2023, the Company changed its consolidated balance sheet presentation and reclassified cash and cash equivalents held in a fiduciary capacity from an offset to fiduciary liabilities to current assets and reclassified fiduciary liabilities to current liabilities. The reclassification had no impact on the Company’s total equity at December 31, 2022. The presentation in the December 31, 2022 consolidated balance sheet was conformed to the current presentation as follows:

(In millions)	December 31, 2022 As reported	December 31, 2022 As reclassified
Total current assets	$8,299	$18,959
Total Assets	$33,454	$44,114
Total current liabilities	$7,172	$17,832

As a result of reclassifying cash and cash equivalents held in a fiduciary capacity, total RIS assets and total Consulting assets at December 31, 2022 increased to $33,022 million and $10,466 million, respectively.
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Please do not hesitate to contact me at stacy.mills@mmc.com, if you have any questions regarding this response letter.

Sincerely,

Stacy Mills

MARSH & McLENNAN COMPANIES, INC.

By:	/s/ Stacy Mills
Name:	Stacy Mills
Title:	Chief Accounting Officer